Exhibit 99.1

EUPRAXIA PHARMACEUTICALS INC.

CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months ended March 31, 2024

(Unaudited and Expressed in U.S. Dollars)

EUPRAXIA PHARMACEUTICALS INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2024

(Unaudited and Expressed in U.S. Dollars)

EUPRAXIA PHARMACEUTICALS INC.

CONSOLIDATED BALANCE SHEETS

(Unaudited and Expressed in U.S. Dollars, except share amounts)

	March 31, 2024	December 31, 2023
ASSETS
Current assets
Cash	$35,907,527	$19,341,756
Prepaid expenses and deposits	140,928	270,710
Amounts receivable (Note 4)	167,243	190,612

Total current assets	36,215,698	19,803,078

Non-current assets
Prepaid expenses	5,571	6,904
Property and equipment, net (Note 5)	381,731	409,587
Right-of-use asset, net (Note 6)	33,123	46,660

Total assets	$36,636,123	$20,266,229

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Accounts payable and accrued liabilities (Note 7)	$3,971,739	$3,921,875
Loans payable (Note 8)	42,112	62,709
Lease liability (Note 9)	37,848	53,316
Payable to Auritec (Note 10)	5,000,000	5,000,000
Convertible debt (Note 11)	9,477,704	10,336,003

Total liabilities	18,529,403	19,373,903

Shareholders’ equity (deficit)
Share capital, without par value; unlimited shares authorized; issued and outstanding: 35,622,553 (December 31, 2023 - 27,282,165 (Note 12(b))	116,318,245	92,913,585
Additional paid-in capital (Notes 12(b), 12(c) and 12(d))	17,509,528	17,510,469
Deficit	(111,544,333)	(105,501,295)
Accumulated other comprehensive loss	(2,738,944)	(2,706,552)

Equity attributable to the owners of the Company	19,544,496	2,216,207
Non-controlling interest	(1,437,776)	(1,323,881)

Total shareholders’ equity (deficit)	18,106,720	892,326

Total liabilities and shareholders’ equity (deficit)	$36,636,123	$20,266,229

Nature of business and going concern (Note 1)

Commitments (Note 16)

Subsequent event (Note 20)

The accompanying notes are an integral part of these consolidated financial statements.

EUPRAXIA PHARMACEUTICALS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Unaudited and Expressed in U.S. Dollars, except share amounts)

	Three months ended March 31, 2024	Three months ended March 31, 2023
Expenses
General and administrative (Note 13)	$2,518,023	$1,261,836
Research and development (Note 14)	4,175,453	2,274,623

Total expenses	6,693,476	3,536,459
Other income/(expenses)
Interest income	236,369	163,033
Interest expense (Note 18)	(321,140)	(291,477)
Loss on sale of equipment (Note 5)	—	(138)
Foreign exchange gain (loss)	(143,728)	23,033
Change in fair value of financial instruments (Note 11)	770,042	(314,080)

Total other income/(loss)	541,543	(419,629)

Net loss before tax expense	(6,151,933)	(3,956,088)
Tax expense	5,000	—

Net loss for the period	$(6,156,933)	$(3,956,088)

Loss attributable to:
Owners of the Company	$(6,043,038)	$(3,895,392)
Non-controlling interest	(113,895)	(60,696)

	(6,156,933)	(3,956,088)
Foreign currency translation adjustment	(32,392)	(5,521)

Comprehensive loss for the period	$(6,189,325)	$(3,961,609)

Loss per share – basic and diluted (Owners of the Company	$(0.21)	$(0.18)

Weighted average shares outstanding – basic and diluted	28,812,641	21,704,284

The accompanying notes are an integral part of these consolidated financial statements.

EUPRAXIA PHARMACEUTICALS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited and Expressed in U.S. Dollars, except share amounts)

	Number of shares	Amount	Additional paid-in capital	Deficit	Accumulated other comprehensive income	Non-controlling interest	Total
Balance, December 31, 2022	21,593,145	71,003,225	16,850,165	(77,280,499)	(2,786,366)	(578,671)	7,207,854
Share-based payments		—	317,419	—	—	—	317,419
Redemption of warrants	150,000	263,127	(33,591)	—	—	—	229,536
Redemption of options	500	1,132	(438)	—	—	—	694
Net loss for the period	—	—	—	(3,895,392)	—	(60,696)	(3,956,088)
Foreign currency translation adjustment	—	—	—	—	(5,521)	—	(5,521)

Balance, March 31, 2023	21,743,645	71,267,484	17,133,555	(81,175,891)	(2,791,887)	(639,367)	3,793,894
Non-brokered private placement, net of transaction costs (Note 12(b)(iii))	3,282,936	15,886,537	—	—	—	—	15,886,537
Share-based payments (Note 12(c))	—	—	1,094,838	—	—	—	1,094,838
Redemption of warrants (Notes 12(b)(i) and 12(d))	2,235,484	5,711,861	(699,586)	—	—	—	5,012,275
Redemption of options (Notes 12(b)(ii) and 12(c))	20,100	47,703	(18,338)	—	—	—	29,365
Net loss for the year	—	—	—	(24,325,404)	—	(684,514)	(25,009,918)
Foreign Currency translation adjustment	—	—	—	—	85,335	—	85,335

Balance, December 31, 2023	27,282,165	$92,913,585	$17,510,469	$(105,501,295)	$(2,706,552)	$(1,323,881)	$892,326
Overnight marketed public offering, net of transaction costs (Note 12(b)(vi))	8,260,435	22,853,391	—	—	—	—	22,853,391
Share-based payments (Note 12(c))	—	—	213,130	—	—	—	213,130
Redemption of warrants (Notes 12(b)(iv) and 12(d))	79,943	551,246	(214,062)	—	—	—	337,184
Redemption of options (Notes 12(b)(v) and 12(c))	10	23	(9)	—	—	—	14
Net loss for the year	—	—	—	(6,043,038)	—	(113,895)	(6,156,933)
Foreign currency translation adjustment	—	—	—	—	(32,392)	—	(32,392)

Balance, March 31, 2024	35,622,553	116,318,245	17,509,528	(111,544,333)	(2,738,944)	(1,437,776)	18,106,720

The accompanying notes are an integral part of these consolidated financial statements.

EUPRAXIA PHARMACEUTICALS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited and Expressed in U.S. Dollars)

	Three Months ended March 31, 2024	Three Months ended March 31, 2023
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(6,156,933)	$(3,956,088)
Items not affecting cash
Accrued interest on convertible debt, net of interest paid (Note 11)	158,944	154,691
Depreciation (Note 5 and 6)	37,418	37,456
Interest – lease liability	1,998	3,594
Loss on sale of equipment	—	138
Share-based payments (Note 12(c))	213,130	317,420
Change in fair value of financial instruments (Note 11)	(770,042)	314,080
Unrealized foreign exchange (gain) loss	144,913	(19,601)
Changes in operating assets and liabilities
Accounts payable and accrued liabilities	107,712	(1,472,094)
Prepaid expenses	125,202	51,420
Amounts receivable	17,201	1,688

Cash used in operating activities	(6,120,457)	(4,567,296)
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of equipment	(6,789)	(8,068)

Cash used in investing activities	(6,789)	(8,068)
CASH FLOWS FROM FINANCING ACTIVITIES
Overnight marketed public offering (net of transaction costs) (Note 12(b)(vi))	22,853,391	—
Redemption of warrants (Note 12(d))	337,184	229,536
Redemption of options (Note 12 (c))	14	694
Repayment of loans (Note 8)	(20,547)	(19,400)
Lease payments (Note 9)	(16,269)	(16,220)

Cash provided by financing activities	23,153,773	194,610

Increase in cash and cash equivalents	17,026,527	(4,380,754)
Foreign exchange effect on cash and cash equivalents	(460,756)	45,073
Cash, beginning of period	19,341,756	18,263,397

Cash, end of period	$35,907,527	$13,927,716

Supplemental disclosure with respect to cash flows (Note 19)

The accompanying notes are an integral part of these consolidated financial statements.

EUPRAXIA PHARMACEUTICALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2024 and 2023

(Unaudited and Expressed in U.S. Dollars, except share amounts)

1.	NATURE OF BUSINESS AND GOING CONCERN

Eupraxia Pharmaceuticals Inc. (the “Company”) was incorporated under the laws of the province of Alberta on May 12, 2011, under the name Plaza Capital Partners Inc. On May 11, 2012, the Company changed its name to Eupraxia Pharmaceuticals Inc. and continued from the province of Alberta to the province of British Columbia.

On October 10, 2012, Eupraxia Holdings, Inc. (“Holdings”) was incorporated under the laws of the State of Delaware, USA. On November 16, 2012, Holdings was registered as an extra-provincial corporation under the laws of the province of British Columbia, Canada. On October 10, 2012, Eupraxia Pharmaceuticals USA, LLC (“Eupraxia USA”) was incorporated under the laws of the State of Delaware. On November 16, 2012, Eupraxia USA was registered as an extra-provincial corporation under the laws of the province of British Columbia. On January 7, 2021, Eupraxia Pharma, Inc. (“Eupraxia Pharma”) was incorporated under the laws of the State of Delaware. On July 4, 2022, Eupraxia Pharmaceuticals Australia Pty Ltd. (“Eupraxia Australia”) was incorporated under the laws of the state of Victoria, Australia. On May 17, 2023, Eupraxia Pharma USA Inc. (“Eupraxia Pharma USA”) was incorporated under the laws of the State of Delaware.

On March 9, 2021, the Company completed its initial public offering on the Toronto Stock Exchange (“TSX”) and began trading under the symbol “EPRX”. On April 5, 2024, the Company began trading on the Nasdaq Capital Market under the symbol “EPRX”.

The Company is a clinical stage biotechnology company leveraging its proprietary Diffusphere™ technology to optimize drug delivery for applications with significant unmet medical need. The address of the Company’s corporate office and principal place of business is 201- 2067 Cadboro Bay Road, Victoria, British Columbia, Canada.

These consolidated financial statements have been prepared on a going concern basis with the assumption that the Company will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. At March 31, 2024, the Company had cash of $35,907,527. The Company has not yet generated revenue from operations. The Company incurred a net loss of $6,156,933 during the three months ended March 31, 2024, and as of that date, the Company’s accumulated deficit was $111,544,333. As the Company is in the research and development stage, the recoverability of the costs incurred to date is dependent upon the ability of the Company to obtain the necessary funding to complete the research and development of its projects and upon future commercialization or proceeds from the monetization of research activities. The Company will periodically have to raise funds to continue operations and raised gross proceeds of $25,026,073 (CDN$33,867,784) through an overnight marketed public offering of 8,260,435 common shares in March 2024. Although it has been successful in doing so in the past, there is no assurance it will be able to do so in the future, especially with the ongoing conflicts in the Ukraine and the Middle East affecting the global capital markets. Recent developments with Silicon Valley Bank (“SVB”) have not impacted the Company’s outlook for cash runway. The Company holds no amounts on deposit with SVB and the convertible debt (see Note 11 – Convertible Debt) which matures in June 2024 remains in good standing, is fully drawn and is not callable by SVB. The Company is active in its pursuit of additional funding through potential partnering and other strategic activities as well as grants to fund future research and development activities, and additional equity financing.

The continued operations of the Company are dependent on its ability to generate future cash flows or obtain additional funding. There is a risk that in the future, additional financing will not be available on a timely basis or on terms acceptable to the Company. These events and conditions may cast substantial doubt about the Company’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

EUPRAXIA PHARMACEUTICALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2024 and 2023

(Unaudited and Expressed in U.S. Dollars, except share amounts)

2.	BASIS OF PRESENTATION

These unaudited interim consolidated financial statements are presented in U.S. dollars and have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) which the Company transitioned to in 2023. These unaudited interim consolidated financial statements include the accounts of the Company and the accounts of its subsidiaries. All significant intercompany transactions and balances have been eliminated upon consolidation.

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. GAAP and pursuant to the rules and regulations of the United States Securities and Exchange Commission (“SEC”) for interim financial information. Accordingly, these consolidated financial statements do does not include all the information and footnotes required for complete consolidated financial statements and should be read in conjunction with the audited consolidated financial statements and notes for the year ended December 31, 2023 included in the Company’s 2023 40-F filed with SEC and on SEDAR+ on April 1, 2024.

These unaudited interim consolidated financial statements reflect all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of results for the interim periods presented. The results of operations for the three months ended March 31, 2024, and 2023 are not necessarily indicative of results that can be expected for a full year. These unaudited interim consolidated financial statements follow the same significant accounting policies as those described in the notes to the audited consolidated financial statements of the Company included in the Company’s 2023 Form 40-F for the year ended December 31, 2023.

Comparative Figures

Comparative figures for the three months ended March 31, 2023, which were previously prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”), have been adjusted as required to be compliant with the Company’s accounting policies under U.S. GAAP.

Change in Reporting Currency to the US Dollar

Effective December 31, 2023, the Company changed its reporting currency to the US dollar (“USD”) from the Canadian dollar (“CDN”). As such, all prior amounts originally reported in CDN are now reported in USD. The change in reporting currency was made to enhance comparability of the Company’s results with other publicly traded companies in the life sciences industry. The Canadian dollar continues to be the functional currency of the Company.

In accordance with ASC 830, the unaudited interim consolidated financial statements of the Company are translated into U.S. dollars using the current rate method. Assets and liabilities are translated at the rate of exchange prevailing at the consolidated balance sheet date. Shareholders’ equity is translated at the applicable historical rate. Revenue, expense and cash flow items are translated at the exchange rate in effect on the transaction dates. Translation gains and losses are reported as a separate component of shareholders’ equity titled Accumulated Other Comprehensive Income.

The financial information for all prior periods is presented in U.S. dollars as if the U.S. dollar had been used as the reporting currency during those periods.

3.	UPCOMING ACCOUNTING STANDARDS AND INTERPRETATIONS

The Company has reviewed recent accounting pronouncements and concluded that they are either not applicable to the Company or that there was no material impact or no material impact is expected in the condensed consolidated financial statements as a result of future adoption.

EUPRAXIA PHARMACEUTICALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2024 and 2023

(Unaudited and Expressed in U.S. Dollars, except share amounts)

4.	AMOUNTS RECEIVABLE

	March 31, 2024	December 31, 2023
GST/HST recoverable	$66,991	$85,879
Other refundable tax credits (1)	100,252	104,733

Total	$167,243	$190,612

(1)	Other refundable tax credits are due to tax incentives for R&D costs incurred by Eupraxia Australia (Note 14 – Research and Development Expenses).

5.	PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	Computers	Office furniture and equipment	Leasehold Improvements	Lab Equipment	Total
Cost
As at December 31, 2022	70,578	66,399	125,744	473,553	736,274
Additions	18,534	—	—	54,843	73,377
Disposals	(5,488)	—	—	(16,124)	(21,612)
Foreign currency adjustments	2,001	1,597	3,023	12,992	19,613

As at December 31, 2023	85,625	67,996	128,767	525,264	807,652
Additions	—	—	—	6,789	6,789
Foreign currency adjustments	(2,048)	(1,626)	(3,079)	(12,584)	(19,337)

As at March 31, 2024	83,577	66,370	125,688	519,469	795,104

Accumulated Depreciation
As at December 31, 2022	42,505	44,026	99,301	106,978	292,810
Depreciation	17,612	4,492	13,849	76,930	112,883
Disposals	(5,162)	—	—	(11,604)	(16,766)
Foreign currency adjustments	1,226	1,149	2,666	4,097	9,138

As at December 31, 2023	56,181	49,667	115,816	176,401	398,065
Depreciation	3,248	899	3,463	17,330	24,940
Foreign currency adjustments	(1,358)	(1,192)	(2,785)	(4,297)	(9,632)

As at March 31, 2024	58,071	49,374	116,494	189,434	413,373

Net Book Value
As at December 31, 2023	$29,444	$18,329	$12,951	$348,863	$409,587

As at March 31, 2024	$25,506	$16,996	$9,194	$330,035	$381,731

During the three months ended March 31, 2024 and 2023, depreciation expense of $24,940 and $26,804, respectively, was recognized with $8,877 included in general and administrative and $16,063 included in research and development ($3,023 and $23,781 for general and administrative, and research and development in 2023, respectively).

EUPRAXIA PHARMACEUTICALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2024 and 2023

(Unaudited and Expressed in U.S. Dollars, except share amounts)

6.	RIGHT-OF-USE ASSET

The following table presents details of movement in the carrying value of the right-of-use asset:

	March 31, 2024	December 31, 2023
Balance, beginning	$46,660	$87,286
Depreciation	(12,478)	(42,644)
Foreign Exchange	(1,059)	2,018

Balance, ending	$33,123	$46,660

During the three months ended March 31, 2024 and 2023, depreciation expense of $12,478 and $10,652 respectively, was recognized with $4,441 included in general and administrative and $8,037 included in research and development ($3,844 and $6,808 for general and administrative, and research and development in 2023, respectively).

7.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	March 31, 2024	December 31, 2023
Research and development	$1,560,193	$1,968,263
General and administrative	1,789,962	1,040,204
Wages and payroll remittances	29,212	18,357
Employee bonus payable(1)	550,949	858,628
Taxes payable	41,423	36,423

Total	$3,971,739	$3,921,875

(1)	Bonus relates to corporate bonuses for the year ended December 31, 2023.

8.	LOANS PAYABLE

On September 10, 2021, the Company entered into a Master Loan and Security Agreement (“Loan Agreement”) whereby the Company borrowed $235,000 to purchase production and test equipment (see Note 5 – Property and Equipment).

The Loan Agreement has a term of 36 months commencing September 13, 2021. The Loan Agreement accrues interest at 5.84% per annum with monthly payments (principal and interest) being made on the 1st of each month, beginning October 1, 2021. As part of the agreement, the Company granted the lender first priority interest on the equipment it purchased.

EUPRAXIA PHARMACEUTICALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2024 and 2023

(Unaudited and Expressed in U.S. Dollars, except share amounts)

8.	LOANS PAYABLE (continued)

Below is a breakdown of loan balance as at March 31, 2024 and December 31, 2023:

	March 31, 2024	December 31, 2023
Balance, beginning	$62,709	$142,127
Loan repayment	(20,547)	(79,441)
Foreign exchange adjustment	(50)	23

Balance, ending	$42,112	$62,709

Current portion	$42,112	$62,709

9.	LEASE LIABILITY

The Company entered into an operating lease agreement for its Victoria, BC facility (of approximately 4,900 square feet of office space) which expires on November 30, 2024.

The cost components of the operating lease were as follows for the years ended March 31, 2024 and 2023:

	March 31, 2024	December 31, 2023
Lease Cost
Operating lease expense	$65,027	$64,996
Variable lease expense	68,640	68,584
Lease term and Discount Rate
Weighted average remaining lease term (years)	0.67	0.92
Weighted average discount rate	14%	14%

Variable lease costs are payments that vary because of changes in facts or circumstances and include common area maintenance and property taxes related to the premises. Variable lease costs are excluded from the calculation of minimum lease payments.

The Company’s future minimum lease payments as of March 31, 2024 are as follows:

Total undiscounted future minimum lease payments	$43,147
Less: balance of unused tenant allowance	—
Less: imputed interest	(5,299)

Present value of lease liabilities at March 31, 2024	$37,848

EUPRAXIA PHARMACEUTICALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2024 and 2023

(Expressed in U.S. Dollars, except share amounts)

9.	LEASE LIABILITY (continued)

During the three months ended March 31, 2024, the Company subleased approximately 616 square feet office space with amounts totaling $6,099 for the three months ended March, 2024 ($6,086 – three months ended March 31, 2023) being recorded as a reduction to general and administrative expenses.

10.	AURITEC LICENSE AGREEMENT

Eupraxia Pharmaceuticals USA LLC (“Eupraxia LLC”) entered into an amended and restated license agreement with Auritec Pharmaceuticals Inc. (“Auritec”) on October 9, 2018 (as further amended, the “Amended and Restated License Agreement”). Under the terms of the Amended and Restated License Agreement, Auritec has granted Eupraxia LLC an exclusive license (including the right to sublicense to its affiliates and third parties) under the licensed patents held by Auritec and for all the technical information and know-how relating to the technology claimed in the licensed patents held by Auritec with respect to the use of Auritec’s “Plexis Platform” for the delivery of fluticasone in all medical fields (except for otolaryngology and the prevention, treatment and control of all diseases, disorders and conditions of the eye and its adnexa (collectively, the “Excluded Fields”)), to develop, make, have made, manufacture, use, commercialize, sell, sub-license, offer for sale, import, and have imported products for the delivery of fluticasone drug products using the Plexis Platform in all medical fields except the Excluded Fields (“Licensed Products”).

Pursuant to the terms of the Amended and Restated License Agreement, Eupraxia USA LLC has paid $5,000,000 to Auritec (the “Upfront Fee”). In addition, Eupraxia LLC has agreed to pay Auritec up to $30,000,000 upon achievement of certain regulatory and commercial milestones related to products licensed under the Amended and Restated License Agreement (“Licensed Products”) as well as a royalty of 4% of net sales of Licensed Products by Eupraxia LLC or its affiliates, subject to certain reductions.

The following table summarizes the milestone payment schedule. As of March 31, 2024, the only milestone that has been accrued and provided for in the financial statements is $5,000,000 related to the successful completion of the Phase 2b clinical study which was expensed under research and development in the prior year.

Milestone Event	Milestone Payment
Successful Completion of a Phase 2b Study	5,000,000
First OA Regulatory Approval	5,000,000
Second OA Regulatory Approval	5,000,000
Non-OA Indication Regulatory Approval	10,000,000
First calendar year in which aggregate Net Sales by Eupraxia USA, its affiliates and sublicenses exceed $500,000,000	5,000,000

Maximum amount payable	$30,000,000

EUPRAXIA PHARMACEUTICALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2024 and 2023

(Expressed in U.S. Dollars, except share amounts)

10.	AURITEC LICENSE AGREEMENT (continued)

Eupraxia LLC also agreed to pay to Auritec 20% of sublicensing royalties or other consideration based on net sales of Licensed Products. Eupraxia LLC further agreed to pay Auritec a percentage of Non-Royalty Monetization Revenue (as defined in the Amended and Restated License Agreement), which includes payments received for a sale of Eupraxia LLC or sale or sublicense of a Licensed Product, which percentage ranges from 10% to 30% depending on the development stage of the most-advanced Licensed Product, up to a maximum of $100,000,000. The following table summarizes the Non-Royalty Monetization Revenue percentage schedule:

Date of Execution	Percentage of Non-Royalty Monetization Revenue
Prior to Successful Completion of a Phase 2b Study	30%
After Successful Completion of a Phase 2b Study but prior to Successful Completion of a Phase 3 Study	20%
After Successful Completion of a Phase 3 Study but prior to Regulatory Approval of a Product in the Eupraxia Field from FDA in the United States	15%
After Regulatory Approval of a Product in the Eupraxia Field from FDA in the United States	10%

11.	CONVERTIBLE DEBT

On June 21, 2021, the Company entered into a contingent convertible debt agreement (the “Debt Agreement”) with Silicon Valley Bank (“SVB”) and concurrently drew down, in full, the CDN$10,000,000 principal amount under the Debt Agreement.

The Debt Agreement has a term of 36 months (or 48 months at SVB’s election). The Debt Agreement accrues interest at the greater of 2.45% and the Canadian prime rate, requiring monthly interest payments. An additional payment in kind will accrue at a rate of 7% per annum, which will be settled at maturity or on conversion. During the three months ended March 31, 2023, the Canadian prime rate ranged from 6.45% - 6.70%. During the three months ended March 31, 2024, the Canadian prime rate was 7.20% for the entire period.

Subject to the terms and conditions of the Debt Agreement, SVB may elect to convert the principal amount of the convertible debt and the accrued and unpaid interest thereon into common shares at a conversion price equal to CDN$5.68 per common share. The conversion price of the accrued and unpaid interest will be subject to the minimum pricing requirements of the TSX, to the extent applicable, at the time of conversion.

The Company will have the right (the “Call Right”) to call the convertible debt by paying to SVB an amount equal to:

i.

125% of the principal amount of the convertible debt (less principal amounts previously repaid), if the Call Right is exercised on or before the 18 month anniversary of the date of the Debt Agreement; and

ii.	150% of the principal amount of the convertible debt (less principal amounts previously repaid), if the Call Right is exercised after the 18 month anniversary of the date of the Debt Agreement,

EUPRAXIA PHARMACEUTICALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2024 and 2023

(Expressed in U.S. Dollars, except share amounts)

11.	CONVERTIBLE DEBT (continued)

in either case together with all accrued and unpaid interest on the principal balance of the convertible debt. If the Call Right is exercised by the Company, SVB will retain certain lookback rights in the event the Company subsequently announces its topline data from its Phase 2 clinical study or the Company enters into an agreement to be acquired in the 12 months following the exercise of the Call Right. The Company has agreed to grant SVB a security interest in all of its assets, excluding its patents and other intellectual property, and the testing and product equipment by way of the loan agreement it entered into on September 10, 2021 (Note 8 – Loans Payable) as security for its obligations under the Debt Agreement.

The Company was required, on or prior to June 30, 2022, to raise additional net new capital, as defined in the Debt Agreement, in the aggregate amount of CDN$10,000,000. During the year ended December 31, 2022, the Company completed a CDN$14.7 million financing which satisfied the net new capital requirement of the Debt Agreement (see Note 12 – Share Capital).

The loan balance is comprised of the following:

Balance - December 31, 2022	$8,741,996
Accrued interest	1,162,773
Interest paid	(591,170)
Change in fair value	836,595
Foreign exchange	185,809

Balance - December 31, 2023	$10,336,003
Accrued interest	320,318
Interest paid	(161,375)
Change in fair value	(770,042)
Foreign exchange	(247,200)

Balance - March 31, 2024	$9,477,704

EUPRAXIA PHARMACEUTICALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2024 and 2023

(Expressed in U.S. Dollars, except share amounts)

12.	SHARE CAPITAL AND OTHER COMPONENTS OF EQUITY

a)	Authorized

•	An unlimited number of Common shares, with no par value, with one vote per share.

•	An unlimited number of Preferred shares, with no par value (none have been issued to date).

b)	Issued

Capital transactions which took place during the year ended December 31, 2023, are as follows:

i)

During the year ended December 31, 2023, 2,385,484 common shares were issued on the exercise of warrants for gross proceeds of $5,241,811. The weighted average share price during the period in which these warrants were exercised was CDN$7.15. On exercise, $733,177 was transferred from additional paid-in capital to share capital.

ii)

During the year ended December 31, 2023, 20,600 common shares were issued on the exercise of options for gross proceeds of $30,059. The weighted average share price during the period in which these options were exercised was CDN$2.00. On exercise, $18,776 was transferred from additional paid-in capital to share capital.

iii)

On August 18, 2023, the Company closed a non-brokered private placement (the “Private Placement”). Pursuant to the Private Placement, the Company issued 3,183,875 common shares at a price of CDN$7.00 per Common share for aggregate gross proceeds of $16,445,635. The Company incurred cash costs of issuing shares of $559,098. In addition, the Company issued 99,061 common shares as finder’s fees which were valued at $511,681.

Capital transactions which took place during the three months ended March 31, 2024.

iv)

During the three months ended March 31, 2024 79,943 common shares were issued on the exercise of warrants for gross proceeds of $337,184. The weighted average share price during the period in which these warrants were exercised was CDN$5.50. On exercise, $214,062 was transferred from additional paid-in capital to share capital.

v)

During the three months ended March 31, 2024, 10 common shares were issued on the exercise of options for gross proceeds of $14. The weighted average share price during the period in which these options were exercised was CDN$5.15. On exercise, $9 was transferred from additional paid-in capital to share capital.

vi)

On March 15, 2024, the Company closed an overnight marketed public offering (the “Offering”). Pursuant to the Offering, the Company issued 8,260,435 common shares at a price of CDN$4.10 for aggregate gross proceeds of $25,026,073, which includes the issuance of 943,435 Shares upon exercise of the over-allotment option.

As consideration for the services rendered by the Underwriter in connection with the Offering, the Company paid the Underwriters a cash commission of $1,501,564 which is equal to 6% of the gross proceeds raised under the Offering. An additional $309,652 in legal and agents’ expenses were also paid to the Underwriters. The Company incurred an additional $361,466 in share issuance costs associated with the Offering.

EUPRAXIA PHARMACEUTICALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2024 and 2023

(Expressed in U.S. Dollars, except share amounts)

12.	SHARE CAPITAL AND OTHER COMPONENTS OF EQUITY (continued)

c)	Options

Under the Amended Stock Option Plan (the “Amended Plan”), approved by the Board of Directors on October 27, 2021, and ratified by Shareholders on December 3, 2021, the Board of Directors may grant stock options to directors, officers, employees and consultants of the Company up to an aggregate of 18.5% of the Company’s then issued and outstanding common shares.

Options granted under the Amended Plan have lives of up to ten years from the date of grant. The vesting schedule of all granted options is determined at the discretion of the Board. Unless otherwise determined by the Board, in its sole discretion, all grants of options will vest over a three-year period, with the first twenty-five percent (25%) of the Options vesting on the date of grant, and the remaining options vesting over the following thirty-six-month period in three equal instalments on an annual basis.

The following table summarizes the Company’s option transactions:

	Number of options	Weighted average exercise price (CDN$)
Outstanding, December 31, 2022	3,306,450	$6.18
Exercised	(20,600)	2.00
Cancelled	(24,800)	3.73
Granted	257,200	6.91

Outstanding, December 31, 2023	3,518,250	$6.27
Exercised	(10)	1.90
Cancelled	(40,750)	6.58

Outstanding, March 31, 2024	3,477,490	$6.27

Share-based payments for the three months ended March 31, 2024, was $213,130 (2023 - $317,420) (See Note 13 – General & Administrative Expenses and Note 14 – Research & Development Expenses for breakdown by function).

As of March 31, 2024, the unrecognized stock-based compensation expense related to the non-vested stock options was $726,493, which is expected to be recognized over a weighted-average period of 1.89 years.

EUPRAXIA PHARMACEUTICALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2024 and 2023

(Expressed in U.S. Dollars, except share amounts)

12.	SHARE CAPITAL AND OTHER COMPONENTS OF EQUITY (continued)

c)	Options (continued)

Grant Date	Options Outstanding	Options Exercisable	Exercise Price (CDN$)		Expiry Date	Remaining Contractual Life (years)
Sep 27, 2015	181,250	181,250	$8.00	(3)	Mar 31, 2025	1.00
Nov 2, 2015	95,000	95,000	$8.00	(3)	Nov 2, 2025	1.59
Mar 5, 2018	446,000	446,000	$8.00	(3)	Mar 5, 2028	3.93
Mar 9, 2021	736,950	736,950	$8.00		Mar 9, 2031	6.94
Mar 9, 2021	326,800	326,800	$8.00		Mar 9, 2031	6.94
May 3, 2021	257,000	192,750	$8.00		May 3, 2031	7.09
Dec 9, 2021	60,000	57,500	$2.02		Dec 9, 2031	7.70
Mar 31, 2022	382,990	284,865	$1.90		Mar 31, 2032	8.01
Dec 9, 2022	734,300	407,983	$3.85		Dec 9, 2032	8.70
May 18, 2023	180,000	45,000	$6.84		May 18, 2033	9.14
May 30, 2023	17,200	4,300	$6.75		May 30, 2033	9.17
Sep 27, 2023	60,000	15,000	$7.16		Sep 27, 2033	9.50

	3,477,490	2,793,398	$6.27			6.78

EUPRAXIA PHARMACEUTICALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2024 and 2023

(Expressed in U.S. Dollars, except share amounts)

12.	SHARE CAPITAL AND OTHER COMPONENTS OF EQUITY (continued)

d)	Warrants

The following table summarizes the Company’s warrant transactions:

	Number of warrants	Weighted average exercise price (CDN$)
Outstanding December 31, 2022	11,504,814	$4.95
Exercised	(2,385,484)	2.90

Outstanding December 31, 2023	9,119,330	$5.49
Exercised	(79,943)	5.62
Expired	(231,110)	5.88

Outstanding March 31, 2024	8,808,277	$5.48

As at March 31, 2024, the following warrants were outstanding:

Expiry date	Exercise price (CDN$)	Remaining contractual life (years)	Warrants outstanding and exercisable
120 days after holder to be a Director/ Officer or consultant	$0.7572	N/A	243,421
120 days after former spouse ceases to be a Director/ Officer or consultant	0.7572	N/A	137,500
120 days after holder ceases to be a Director/ Officer or consultant(1)	0.4984	N/A	315,500
March 9, 2026	11.20	2.19	2,826,024
April 20, 2026	3.00	2.30	5,196,550
April 20, 2026	2.05	2.30	50,054
April 29, 2026	11.20	2.33	39,228

	$5.48		8,808,277

(1)

Represents unit purchase to acquire 315,500 units consisting of one Common Share and one additional warrant at an exercise price of $0.75CDN. These underlying warrants expire two years from the date of exercise of the primary warrant.

EUPRAXIA PHARMACEUTICALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2024 and 2023

(Expressed in U.S. Dollars, except share amounts)

12.	SHARE CAPITAL AND OTHER COMPONENTS OF EQUITY (continued)

e)	Class B Non-Voting shares

On January 31, 2021, the Company entered into a contribution agreement with the Chief Scientific Officer of the Company, and certain of the Company’s subsidiaries (the “Contribution Agreement”). Pursuant to the Contribution Agreement, the Company acquired AMDM Holdings Inc., a corporation wholly-owned by the Chief Scientific Officer, which held 5% of the equity interest in the Company’s subsidiary, Eupraxia USA. In exchange, the Company issued to the Chief Scientific Officer 225 non-voting Class B shares (the “Class B Shares”) in Eupraxia Pharma Inc. representing 5% of the outstanding securities of Eupraxia Pharma. The Company holds the remaining 95% of such securities, which consists of 4,275 voting Class A shares.

Each Class B Share is exchangeable into common shares of the Company based on an exchange rate of 2,500 common shares for each Class B Share, subject to adjustments upon the occurrence of certain events, for a total of 562,500 common shares. The Class B Shares are exchangeable by the Chief Scientific Officer at her election, provided that the Company may force the exchange of the Class B Shares into common shares of the Company at any time on or after January 31, 2031, or on or after January 31, 2026, if the Company is listed on a stock exchange and is a reporting issuer in Canada at such time. The Company may also force the exchange of the Class B Shares into common shares if there is a change of control transaction involving the Company, a change in law which makes the exchange necessary or desirable or if there are a de minimis number of Class B Shares outstanding. If the Company is listed on a stock exchange at the time of the applicable exchange, the Company may elect to pay the Chief Scientific Officer cash in lieu of issuing common shares, with such cash amount to be determined based on the then current market price of the common shares of the Company.

13.	GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses are comprised of the following:

	March 31, 2024	March 31, 2023
Office expenses	$111,309	$96,999
Insurance	101,433	64,554
Travel	122,422	86,398
Professional fees	1,101,798	288,831
Public company costs	404,558	53,093
Salaries and benefits	521,876	451,770
Share based payments (Note 12(c))	154,627	220,191

Total expenses during the period	$2,518,023	$1,261,836

EUPRAXIA PHARMACEUTICALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2024 and 2023

(Expressed in U.S. Dollars, except share amounts)

14.	RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses are comprised of the following:

	March 31, 2024	March 31, 2023
Preclinical	$261,636	$430,653
Clinical	1,032,960	508,036
Manufacturing & analytical	1,746,744	420,498
Regulatory	34,984	93,600

Direct research and development	3,076,324	1,452,787
Pipeline development	—	66,829
Other research and development	172,946	180,305
Salaries and benefits	867,680	522,568
Share based payments (Note 12(c))	58,503	97,229
Government grants (Note 15)	—	(45,095)

Total expenses during the period	$4,175,453	$2,274,623

15.	GOVERNMENT GRANTS AND ASSISTANCE

National Research Council – Industrial Research Assistance Program (“NRC-IRAP”)

On October 1, 2021, the Company entered into an agreement with NRC-IRAP for funding support of specified research and development activities during a project phase, commencing on September 1, 2021, and ending on December 15, 2023. Under the agreement, NRC-IRAP would reimburse up to 80% of supported salary costs, and 50% of supported contractor fees to a maximum of $553,185. The Company claimed $45,095 pertaining to the agreement during the three months ended March 31, 2023. There were no amounts claimed during the three months ended March 31, 2024 as the project ended December 31, 2023.

The following table summarizes the government grants and assistance the Company received or accrued during the years ended March 31, 2024 and 2023:

	March 31, 2024	March 31, 2023
NRC-IRAP	$—	$45,095

Total	$—	$45,095

Government assistance of $nil (2023 - $45,095) relating to research and development activities has been offset against research and development expense.

EUPRAXIA PHARMACEUTICALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2024 and 2023

(Expressed in U.S. Dollars, except share amounts)

16.	COMMITMENTS

The Company may be required to make milestone, royalty, and other research and development funding payments under research and development collaboration and other agreements with third parties. These payments are contingent upon the achievement of specific development, regulatory and/or commercial milestones. Other than the $5,000,000 milestone accrued for in December 2023 (see Note 10 – Auritec License Agreement), the Company has not accrued these payments as at March 31, 2024 due to the uncertainty over whether these milestones will be achieved.

Eupraxia has entered into a number of service contracts with its vendors. Some of those contracts have cancellation clauses which state Eupraxia would pay a cancellation fee of between 15% and 100% of the next service milestone if it terminates the contract. As of March 31, 2024, there have been no cancellation of contracts that would trigger a cancellation fee.

17.	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities, payable to Auritec, loans payable and convertible debt.

There were no changes to the Company’s risk exposures or management of risks during the year ended March 31, 2024. The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company believes it has no significant credit risk, as its cash and cash equivalents and short-term investments, being its primary exposure to credit risk, is with a large Canadian bank. The Company’s maximum exposure to credit risk is the carrying value of these financial assets.

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at March 31, 2024, the Company had cash of $35,907,527 (2023 - $19,341,756) in addition to total liabilities of $18,529,403 (2023 - $19,373,903). Management is currently working on certain strategic alternatives including, but not limited to raising additional capital and strategic alternatives to its existing contingent convertible debt facility. There is no assurance, however, that any or all of these alternatives will materialize or that additional funding will be available, if and when needed.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: currency risk, interest rate risk and other price risk.

EUPRAXIA PHARMACEUTICALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2024 and 2023

(Expressed in U.S. Dollars, except share amounts)

17.	FINANCIAL INSTRUMENTS (continued)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate cash flow risk; and to the extent that the prevailing market interest rates differ from the interest rate on the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk. At March 31, 2024, the Company maintains a convertible debt facility totaling CDN$10,000,000 as well as having an equipment loan of $235,000 of which a principal balance of $42,112 remains.

The convertible debt accrues interest at the greater of 2.45% and the Canadian prime rate, requiring monthly interest payments. An additional payment in kind accrues at a rate of 7% per annum, which will be settled at maturity or on conversion. The equipment loan accrues interest at a fixed rate of 5.84%.

As at March 31, 2024, management has determined the effect on the future results of operations due to a change in the current Canadian prime rate. An impact of a 1% change in the Canadian prime rate would impact the amount of interest to be paid during the three months ended March 31, 2024 by $22,443.

Currency risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to currency risk due to its frequency of transactions in US dollars. The Company does not use derivatives to hedge against this risk, however, it has purchased US dollars to cover the majority of the costs of the Company’s Phase 2 clinical trial.

At March 31, 2024, the Company held cash of $115,342 (2023 – $933,816), had accounts payable of $1,134,625 (2023 – $1,292,128), a payable owing to Auritec of $5,000,000 (2023 - $5,000,000) and a loan payable of $42,112 (2023 – $62,709) denominated in US dollars which were translated to Canadian dollars at 1.3550 (2023 – 1. 3226). The impact of a 10% change in the exchange rates would have an impact of approximately $606,139 (2023 – $542,102) on profit or loss. The Company also has cash of $89,752 (2023 - $67,124), accounts payable of $45,565 (2023 - $63,509) and accounts receivable of $159,412 (2023 - $153,748) in Australian dollars. The Australian dollar was translated to Canadian dollars at 0.8827 (2023 – 0.9001). The impact of a 10% increase in the exchange rate would have an impact of approximately $13,263 (2023 - $10,710). The Company also has cash in accounts payable in Great British pounds and Euros. The impact of a 10% change in the exchanges of these currencies would have an immaterial effect on future cash flows.

Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk and foreign currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer or by factors affecting all similar financial instruments traded in the market. The Company is not exposed to significant price risk with respect to commodity or equity prices.

EUPRAXIA PHARMACEUTICALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2024 and 2023

(Expressed in U.S. Dollars, except share amounts)

17.	FINANCIAL INSTRUMENTS (continued)

Fair Value Measurement

The Company categorizes its financial instruments measured at fair value into one of three different levels depending on the observation of inputs used in the measurement.

Level 1: Fair value is based on unadjusted quoted prices for identical assets or liabilities in active markets

Level 2: Fair value is based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

Level 3: Fair value is based on valuation techniques that require one or more significant unobservable inputs

The Company’s financial instruments consist of cash, short-term investments, accounts payable and accrued liabilities, loans payable and convertible debt. With the exception of convertible debt, the carrying value of the Company’s financial instruments approximate their fair values due to their short-term maturities.

The following table summarizes information regarding the classification and carrying values of the Company’s financial instruments measured at amortized cost:

Financial assets/liabilities	March 31, 2024	December 31, 2023
Cash	$35,907,527	$19,341,756
Amounts receivable	167,243	190,612
Accounts payable and accrued liabilities	3,971,739	3,921,875
Payable to Auritec	5,000,000	5,000,000
Loans payable	42,112	62,709

For the convertible debt, the key inputs that affect the ongoing valuation are the discount price, the share price and the share price volatility. See Note 11 – Convertible Debt to see the movement in the SVB debt facility.

EUPRAXIA PHARMACEUTICALS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2024 and 2023

(Expressed in U.S. Dollars, except share amounts)

18.	INTEREST EXPENSE

Interest expense is comprised of the following:

	Three Months ended March 31, 2024	Three Months ended March 31, 2023
Interest on SVB debt facility (Note 11)	$320,318	$288,779
Other interest and accretion	822	2,698

Total	$321,140	$291,477

19.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The Company paid interest of $162,195 during the three months ended March 31, 2024 ($136,165 paid during the three months ended March 31, 2023).

The Company received interest of $236,369 during the three months ended March 31, 2024 ($212,236 received during the three months ended March 31, 2023).

The Company did not have non-cash transactions for three months ended March 31, 2024 and March 31, 2023.

20.	SUBSEQUENT EVENT

On April 5, 2024, the Company’s common shares started trading on the Nasdaq Capital Market, under the ticker symbol “EPRX”. The Company’s common shares continue to trade on the Toronto Stock Exchange under the same ticker symbol.